Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 of JMP Group Inc. of our report dated August 29, 2008, with respect to the consolidated balance sheets of Cratos Capital Partners, LLC as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in members’ deficit, and cash flows for the year ended December 31, 2007 and period from May 12, 2006 (commencement of operations) to December 31, 2006, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG

Atlanta, Georgia

August 24, 2009